EXHIBIT 99.1

Ero Copper to Host Operational, Project and Exploration Update

VANCOUVER, British Columbia, Nov. 02, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce plans to host a virtual Operational, Project and Exploration Update on November 8, 2022, during which Chief Executive Officer, David Strang, and members of Ero's senior management team will discuss the Company's operating outlook, key growth projects and ongoing exploration programs.

At the event, the Ero management team will also be joined by Mansueto Almeida, Chief Economist at Banco BTG Pactual, who will provide current insights around Brazil's economy and business environment. Throughout his career, Mr. Almeida has acted as an economic advisor to several of Brazil's Finance Ministers and also served as Secretary of the National Treasury from 2018 until 2020. Based on his work and involvement in economic and fiscal reform, Mr. Almeida is considered to be an expert on Brazil's economy and public accounts.

The presentation materials reviewed during the Operational, Project and Exploration Update will be posted to the Company's website, and the webcast will be available for replay for 90 days.

OPERATIONAL, PROJECT AND EXPLORATION UPDATE DETAILS

Date:	Tuesday, November 8, 2022
Time:	12:00pm Eastern Time (9:00am Pacific Time)
Link:	https://services.choruscall.ca/links/erocopper20221108.html

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com